Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2008 and December 31, 2007

and for the periods ended June 30, 2008 and 2007

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE
Consolidated Balance Sheets – June 30, 2008 and December 31, 2007 (Unaudited)	3

Consolidated Statements of Operations – Three and six months ended June 30, 2008 and 2007 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity – Six months ended June 30, 2008 (Unaudited)	5

Consolidated Statements of Cash Flows – Six months ended June 30, 2008 and 2007 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-23

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	June 30, 2008	December 31, 2007
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $8,902,170 and $8,424,735)	$8,915,678	$8,670,836
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $1,095,606 and $452,440)	1,094,923	454,398
Investments held-to-maturity, at amortized cost (which approximates fair value)	1,292,591	1,327,892
Short-term investments, at fair value (amortized cost $1,723,758 and $1,162,082)	1,727,890	1,162,082
Other investments	28,773	29,378

Total investments	13,059,855	11,644,586
Cash and cash equivalents	124,392	121,266
Securities purchased under agreements to resell	1,153,631	345,620
Accrued investment income	138,950	145,250
Deferred acquisition costs	408,969	472,516
Prepaid reinsurance premiums	295,063	318,740
Reinsurance recoverable on unpaid losses	72,556	82,041
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $113,140 and $108,579)	97,538	99,576
Receivable for investments sold	67,639	1,073
Derivative assets	843,799	837,228
Current income taxes	—	163,862
Deferred income taxes, net	821,212	850,542
Other assets	550,737	267,007

Total assets	$17,711,279	$15,426,245

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$2,904,381	$3,107,833
Loss and loss adjustment expense reserves	1,330,953	1,346,423
Securities sold under agreements to repurchase	1,153,631	345,620
Variable interest entity floating rate notes	1,325,636	1,355,792
Short-term debt	7,158	13,383
Long-term debt	1,000,000	—
Current income taxes	21,397	—
Deferred fee revenue	12,603	12,807
Payable for investments purchased	9,059	35,766
Derivative liabilities	4,748,361	4,491,746
Other liabilities	183,771	173,418

Total liabilities	12,696,950	10,882,788

Commitments and contingencies (See Note 9)
Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	2,181,018	1,704,922
Retained earnings	2,738,648	2,609,820
Accumulated other comprehensive income, (net of deferred income tax of $31,162 and $104,586)	79,663	213,715

Total shareholder’s equity	5,014,329	4,543,457

Total liabilities and shareholder’s equity	$17,711,279	$15,426,245

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Revenues:
Gross premiums written	$138,305	$216,339	$262,948	$413,444
Ceded premiums	(21,052)	(21,341)	(39,806)	(39,922)

Net premiums written	117,253	194,998	223,142	373,522
Decrease (increase) in deferred premium revenue	124,369	(2,027)	182,423	12,862

Premiums earned (net of ceded premiums of $38,021, $31,472, $64,746 and $65,340)	241,622	192,971	405,565	386,384
Net investment income	147,535	141,605	299,657	283,490
Fees and reimbursements	2,393	4,470	2,149	14,410
Realized gains and other settlements on insured derivatives	34,304	31,571	68,062	52,723
Unrealized gains (losses) on insured derivatives	3,324,313	(14,274)	(252,790)	(16,066)

Net change in fair value of insured derivatives	3,358,617	17,297	(184,728)	36,657
Net realized gains	22,762	27,890	42,039	28,788
Net gains on financial instruments at fair value and foreign exchange	102,286	245	162,058	3,888
Other	—	5	—	10

Total revenues	3,875,215	384,483	726,740	753,627

Expenses:
Losses and loss adjustment	22,344	20,968	309,952	41,452
Amortization of deferred acquisition costs	22,976	17,433	38,529	34,062
Operating	40,987	35,114	87,287	68,161
Interest expense	46,664	20,711	93,411	42,447

Total expenses	132,971	94,226	529,179	186,122

Income before income taxes	3,742,244	290,257	197,561	567,505
Provision for income taxes	1,322,791	69,706	68,733	143,629
Equity in net income of subsidiaries	—	59	—	44

Net income	$2,419,453	$220,610	$128,828	$423,920

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the six months ended June 30, 2008

(In thousands except per share amounts)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholder’s
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance, January 1, 2008	100,000	$15,000	$1,704,922	$2,609,820	$213,715	$4,543,457
Comprehensive loss:
Net income	—	—	—	128,828	—	128,828
Other comprehensive loss:
Change in unrealized appreciation of investments net of change in deferred income taxes of $(74,493)	—	—	—	—	(117,018)	(117,018)
Change in foreign currency translation net of change in deferred income taxes of $1,069	—	—	—	—	(17,034)	(17,034)

Other comprehensive loss						(134,052)

Comprehensive loss						(5,224)

Capital contribution from MBIA Inc.	—	—	486,500	—	—	486,500
Share-based compensation, net of change in deferred income taxes of $(14,212)	—	—	(10,404)	—	—	(10,404)

Balance, June 30, 2008	100,000	$15,000	$2,181,018	$2,738,648	$79,663	$5,014,329

	2008

Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(78,346)
Reclassification adjustment, net of taxes	(38,672)

Change in net unrealized appreciation, net of taxes	$(117,018)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Six months ended June 30
	2008	2007
Cash flows from operating activities:
Net income	$128,828	$423,920
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of bond discount (premiums), net	14,597	6,473
Decrease in accrued investment income	6,300	4,558
Decrease (increase) in deferred acquisition costs	63,547	(10,386)
Decrease in deferred premium revenue	(203,452)	(32,047)
Decrease in prepaid reinsurance premiums	23,677	25,958
Decrease in loss and loss adjustment expense reserves	(15,470)	(16,957)
Decrease (increase) in reinsurance recoverable on unpaid losses	9,485	(1,137)
(Increase) decrease in salvage and subrogation	(114,965)	20,730
Depreciation	4,528	4,273
Net realized gains on investments	(42,039)	(28,788)
Unrealized losses on insured derivatives	252,790	16,066
Net gains on financial instruments at fair value and foreign exchange	(162,058)	(3,888)
Current income tax provision	171,047	5,043
Deferred income tax provision	103,342	4,781
Share-based compensation	3,808	3,567
Other, operating	32,534	(4,444)

Total adjustments to net income	147,671	(6,198)

Net cash provided by operating activities	276,499	417,722

Cash flows from investing activities:
Purchase of fixed-maturity securities	(2,972,311)	(1,265,671)
Decrease in payable for investments purchased	(26,707)	(182,266)
Sale of fixed-maturity securities	1,997,220	1,491,495
(Decrease) increase in receivable for investments sold	(66,566)	236,314
Redemption of fixed-maturity securities	1,003	44,383
Redemption of held-to-maturity investments	35,301	46,650
Purchase of short-term investments, net	(665,137)	(203,374)
Purchase of other investments, net	(71)	(67)
Capital expenditures	(2,487)	(2,376)
Other, investing	765	—

Net cash provided (used) by investing activities	(1,698,990)	165,088

Cash flows from financing activities:
Principal paydown of variable interest entity floating rate notes	(28,778)	(67,635)
Other borrowings and deposits	(824)	(1,947)
Capital issuance costs	(6,209)	(2,369)
Proceeds from issuance of long-term debt	981,153	—
Repayment for retirement of short-term debt	(6,225)	(27,515)
Capital contribution from MBIA Inc.	486,500	—
Dividends paid	—	(500,000)

Net cash provided (used) by financing activities	1,425,617	(599,466)

Net increase (decrease) in cash and cash equivalents	3,126	(16,656)
Cash and cash equivalents - beginning of period	121,266	181,330

Cash and cash equivalents - end of period	$124,392	$164,674

Supplemental cash flow disclosures:
Income taxes paid (refunded)	$(210,224)	$112,263
Interest paid:
Other borrowings and deposits	$1,092	$2,330
Variable interest entity floating rate notes	$27,834	$35,903
Non cash items:
Share-based compensation	$3,808	$3,567

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTE 1: Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and its wholly owned subsidiaries (“MBIA Corp.”), as well as all other entities in which MBIA Corp. has a controlling financial interest. These statements do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”). These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2007. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations.

The results of operations for the six months ended June 30, 2008 may not be indicative of the results that may be expected for the year ending December 31, 2008. The December 31, 2007 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of premiums from MBIA Corp.’s insured derivatives portfolio from “Scheduled premiums earned”, “Premiums earned” and “Fees and reimbursements” to “Realized gains (losses) and other settlements on insured derivatives” and the reclassification of the mark-to-market of the insured derivatives portfolio from “Net gains (losses) on financial instruments at fair value and foreign exchange” to “Unrealized gains (losses) on insured derivatives”, both of which had no effect on total revenues and total expenses as previously reported. Additionally, “Gross premiums written”, “Ceded premiums written” and “Net premiums written” exclude premiums from MBIA Corp.’s insured derivatives portfolio.

NOTE 2: Significant Accounting Policies

MBIA Corp. has disclosed its significant accounting policies in “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The following significant accounting policies provide an update to those included under the same captions in Exhibit 99.1 to MBIA Inc.’s Annual Report on Form 10-K.

Loss and Loss Adjustment Expenses

MBIA Corp.’s financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by MBIA Corp. Loss and loss adjustment expense (“LAE”) reserves are established by MBIA Corp.’s Loss Reserve Committee, which consists of members of senior management, and require the use of judgment and estimates with respect to the occurrence, timing and amount of a loss on an insured obligation.

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: an unallocated loss reserve and case basis reserves. The unallocated loss reserve is established on an undiscounted basis with respect to MBIA Corp.’s entire non-derivative insured portfolio. MBIA Corp’s unallocated loss reserve represents MBIA Corp.’s estimate of losses that have or are probable to occur as a result of credit deterioration in MBIA Corp.’s insured portfolio but which have not yet been specifically identified and applied to specific insured obligations. The unallocated loss reserve is increased on a quarterly basis using a formula that applies a “loss factor” to MBIA Corp.’s scheduled net earned premium for the respective quarter, both of which are defined and set forth below. This increase in the unallocated reserve is MBIA Corp.’s provision for loss and loss adjustment expenses as reported on MBIA Corp.’s consolidated statements of operations. Scheduled net earned premium represents total quarterly premium earnings, net of reinsurance, from all policies in force less the portion of quarterly premium earnings that have been accelerated as a result of the refunding or defeasance of insured obligations. Total earned premium as reported on MBIA Corp.’s consolidated statements of operations includes both scheduled net earned premium and premium earnings that have been accelerated, net of reinsurance. Once a policy is originated, the amount of scheduled net earned premium recorded in earnings will be included in MBIA Corp.’s calculation of its unallocated loss reserve. When an insured obligation is refunded, defeased or matures, MBIA Corp. does not reverse the unallocated loss reserve previously generated from the scheduled net earned premium on such obligation as MBIA Corp.’s unallocated loss reserve is not specific to any individual obligation.

Each quarter MBIA Corp. calculates its provision for the unallocated loss reserve as a fixed percent of scheduled net earned premium of the insurance operations. Prior to the first quarter of 2008, scheduled net earned premium of the insurance operations included premiums from its non-derivative insured portfolio and from its insured derivative portfolio. Effective January 1, 2008, premiums from insured derivative contracts are no longer included as part of scheduled net earned premium but are rather reported as part of “Realized gains (losses) and other settlements on insured derivatives”. As a result, MBIA Corp. increased its loss factor to 14.5% from 12% in order to maintain a loss and LAE provision each period consistent with that calculated using historical scheduled net earned premium.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Derivatives

MBIA Corp. has entered into derivative transactions as an additional form of financial guarantee and for purposes of hedging risks associated with existing assets and liabilities and forecasted transactions. MBIA Corp. accounts for derivative transactions in accordance with Statement of Financial Accounting Standards No. (“SFAS”) 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, which requires that all such transactions be recorded on MBIA Corp.’s balance sheet at fair value. The fair value of derivative instruments is determined as the amount that would be received to sell the derivative when in an asset position or transfer the derivative when in a liability position. Changes in the fair value of derivatives, exclusive of insured derivatives, are recorded each period in current earnings within “Net gains (losses) on financial instruments at fair value and foreign exchange” or in shareholder’s equity within “Accumulated other comprehensive loss,” depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge.

Insured Derivatives

MBIA Corp. sells credit protection by entering into credit default swap contracts (“CDS”) with various financial institutions. In certain cases MBIA Corp. purchases back-to-back credit protection on all or a portion of the risk written, primarily from reinsurance companies. MBIA Corp. has entered into CDS contracts as an extension of its core financial guarantee business, under which MBIA Corp. intends to hold its written and purchased positions for the entire term of the related contracts. These CDS contracts are accounted for at fair value since they do not qualify for the financial guarantee scope exception under SFAS 133, as amended.

The total changes in fair value of the insured derivatives are recorded in “Net change in fair value of insured derivatives.” “Realized gains (losses) and other settlements on insured derivatives” includes (i) net premiums received and receivable on written CDS contracts, (ii) net premiums paid and payable on purchased CDS contracts, (iii) losses paid and payable to CDS contract counterparties due to the occurrence of a credit event, (iv) losses recovered and recoverable on purchased CDS contracts due to the occurrence of a credit event and (v) fees relating to CDS contracts. Losses payable and losses recoverable reported in “Realized gains (losses) and other settlements on insured derivatives” includes claims payable and recoveries thereof, respectively, only after a credit event has occurred that would require a payment under contract terms. The “Unrealized gains (losses) on insured derivatives” includes all other changes in fair value of the derivative contracts.

Fair Value Measurement – Definition and Hierarchy

MBIA Corp. adopted the provisions of SFAS 157, “Fair Value Measurements” excluding non-financial assets and liabilities per Financial Accounting Standards Board (“FASB”) FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157”, beginning January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, MBIA Corp. uses various valuation approaches, including both the market and income approaches. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available and reliable. Observable inputs are those MBIA Corp. believes that market participants would use in pricing the asset or liability developed based on market data. Unobservable inputs are those that reflect MBIA Corp.’s beliefs about the assumptions market participants would use in pricing the asset or liability developed based on the best information available. The hierarchy is broken down into three levels based on the observability and reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that MBIA Corp. has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any degree of judgment. Assets utilizing Level 1 inputs generally include United States (“U.S.”) treasuries, foreign government bonds and certain corporate obligations that are highly liquid and actively traded.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Assets and liabilities utilizing Level 2 inputs include: U.S. government and agency mortgage-backed securities; most over-the-counter (“OTC”) derivatives; corporate and municipal bonds; and certain mortgage-backed securities (“MBS”) or asset-backed securities (“ABS”).

•

Level 3—Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

which the determination of fair value requires significant management judgment or estimation. Assets and liabilities utilizing Level 3 inputs include certain MBS, ABS and collateralized debt obligations (“CDO”) securities where observable pricing information was not able to be obtained for a significant portion of the underlying assets; and complex OTC derivatives (including certain foreign currency options; long-dated options and swaps; and certain credit derivatives) and insured derivatives that require significant management judgment and estimation in the valuation.

The availability of observable inputs can vary from product to product and period to period and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by MBIA Corp. in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, MBIA Corp.’s own assumptions are set to reflect those that it believes market participants would use in pricing the asset or liability at the measurement date. MBIA Corp. uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

Under SFAS 157, MBIA Corp. has also taken into account its own non performance risk when measuring the fair value of liability positions and the counterparty’s nonperformance risk when measuring the fair value of asset positions.

See “Note 6: Fair Value of Financial Instruments” for additional fair value disclosures.

NOTE 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

MBIA Corp. adopted the provisions of SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, effective January 1, 2008. SFAS 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. MBIA Corp. did not elect the fair value option under SFAS 159 for any eligible financial instruments.

MBIA Corp. adopted the provisions of SFAS 157, excluding non-financial assets and liabilities per FSP FAS 157-2, beginning January 1, 2008. SFAS 157 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires that fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. SFAS 157 also clarifies that an issuer’s credit standing should be considered when measuring liabilities at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). In February 2008, the FASB issued FSP FAS 157-2, which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). A transition adjustment to opening retained earnings was not required.

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. MBIA Corp. adopted the provisions of the FSP beginning January 1, 2008 and elected not to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under a master netting agreement against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. MBIA Corp. will continue to elect not to offset the fair value amounts recognized for derivative contracts executed with the same counterparty under a master netting arrangement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Recent Accounting Developments

In May 2008, the FASB issued SFAS 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60”. SFAS 163 requires financial guarantee insurance (and reinsurance) contracts issued by reporting entities considered insurance enterprises under SFAS No. 60, “Accounting and Reporting by Insurance Enterprises” to recognize and measure premium revenue based on the amount of insurance protection provided and the period in which it is provided and to recognize and measure claim liabilities based on the present value of expected net cash outflows to be paid using a risk-free rate in excess of the unearned premium revenue. SFAS 163 does not apply to financial guarantee insurance contracts accounted for as derivative instruments within the scope of SFAS 133. SFAS 163 is effective for the Company prospectively as of January 1, 2009, except for the presentation and disclosure requirements related to claim liabilities which are effective for financial statements prepared as of September 30, 2008. The cumulative effect of initially applying SFAS 163 is required to be recognized as an adjustment to the opening balance of retained earnings for the fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact of adopting SFAS 163.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 expands the disclosure requirements about an entity’s derivative instruments and hedging activities. The disclosure provisions of SFAS 161 apply to all entities with derivative instruments subject to SFAS 133 and its related interpretations. The provisions also apply to related hedged items, bifurcated derivatives, and non-derivative instruments that are designated and qualify as hedging instruments. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. MBIA Corp. will adopt the disclosure provisions of SFAS 161 on January 1, 2009. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS 161 will not affect MBIA Corp.’s financial condition, results of operations or cash flows.

In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP No. FAS 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” unless certain criteria are met. FSP FSP No. FAS 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied to new transactions entered into after the date of adoption. Early adoption is prohibited. MBIA Corp is currently evaluating the potential impact of adopting FSP No. FAS 140-3.

In December 2007, the FASB issued SFAS 160, “Noncontrolling interests in Consolidated Financial Statements”, an amendment of Accounting Research Bulletin No. 51. SFAS 160 requires reporting entities to present noncontrolling (minority) interest as equity (as opposed to liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. MBIA Corp. is currently evaluating the provisions of SFAS 160 and their potential impact on MBIA Corp.’s financial statements.

NOTE 4: Capital Strengthening Plan

MBIA Inc. and MBIA Corp. implemented a capital strengthening plan during the first quarter of 2008 whereby MBIA Inc. issued 110.8 million common shares which resulted in an increase to MBIA Inc.’s shareholders’ equity of $1.6 billion. MBIA Inc. contributed $486.5 million in capital to MBIA Corp. and MBIA Corp. issued long-term debt of $1.0 billion. Specific components of the capital strengthening plan are outlined below.

Warburg Pincus Agreement / Common Stock Offering

On December 10, 2007, MBIA Inc. announced that it had entered into an agreement, subsequently amended on February 6, 2008, with Warburg Pincus (the “Warburg Pincus Agreement”), a private equity firm, which committed to invest up to $1.25 billion in MBIA Inc. through a direct purchase of MBIA Inc. common stock and a backstop for a common stock offering.

Under the Warburg Pincus Agreement, Warburg Pincus made an initial investment of $500 million in MBIA Inc. through the acquisition of 16.1 million shares of MBIA Inc. common stock at a price of $31.00 per share, which was completed on January 30, 2008. In connection with its initial investment, Warburg Pincus received warrants to purchase 8.7 million shares of MBIA Inc. common stock at a price of $40 per share and “B” warrants, which, upon obtaining certain approvals, became exercisable to purchase 7.4 million shares of common stock at a price of $40 per share. The term of the warrants is seven years. In addition, the securities purchased by Warburg Pincus are subject to significant transfer restrictions for a minimum of one year and up to three years. MBIA Inc.’s senior management team originally committed to invest a total of $2 million in MBIA Inc.’s common stock at the same price as Warburg Pincus, which commitment was later adjusted downward. Since that time, the current senior management team has satisfied their purchase commitment. The majority of the net proceeds received under Warburg Pincus’ initial investment were contributed to the surplus of MBIA Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

On February 6, 2008, MBIA Inc. and Warburg Pincus amended the Warburg Pincus Agreement to provide that Warburg Pincus would backstop a common stock offering by agreeing to purchase up to $750 million of convertible participating preferred stock. Warburg Pincus was also granted the option to purchase up to $300 million of preferred stock prior to the closing of a common stock offering or February 15, 2008. Finally, Warburg Pincus was granted “B2” warrants which, upon obtaining certain approvals, became exercisable to purchase between 4 million and 8 million shares of MBIA Inc. common stock, whether or not the common stock offering was completed.

On February 13, 2008, MBIA Inc. completed a public offering of 94.65 million shares of MBIA Inc. common stock at $12.15 per share. Warburg Pincus informed MBIA Inc. that it purchased $300 million in common stock as part of the offering. MBIA Inc. did not use the $750 million Warburg Pincus backstop. In addition, Warburg Pincus did not exercise its right to purchase up to $300 million in preferred stock. Pursuant to the amended Warburg Pincus Agreement, Warburg Pincus was granted 4 million of “B2” warrants at a price of $16.20 per share. In addition, under anti-dilution provisions in the Warburg Pincus Agreement, the terms of the warrants issued to Warburg Pincus on January 30, 2008 were amended, which resulted in (a) the 8.7 million of warrants exercisable at $40 per share were revised to 11.5 million warrants exercisable at $30.25 per share and (b) the 7.4 million of “B” warrants exercisable at $40 per share were revised to 9.8 million “B” warrants exercisable at $30.25 per share. MBIA Inc. intends to use most of the net proceeds of the common stock offering to support its insurance operations.

Surplus Notes

On January 16, 2008, MBIA Corp. issued Surplus Notes due January 15, 2033. The Surplus Notes have an initial interest rate of 14 percent until January 15, 2013 and thereafter at an interest rate of three-month LIBOR plus 11.26 percent. Interest payments on the Surplus Notes are subject to prior approval by the Superintendent of the New York State Insurance Department. The Surplus Notes are callable at par at MBIA Corp.’s option on the fifth anniversary of the date of issuance and every fifth anniversary thereafter, subject to prior approval by the Superintendent and other restrictions. The cash received from the Surplus Notes liability will be used for general corporate purposes and the deferred debt issuance costs are being amortized over the Surplus Notes term.

NOTE 5: Variable Interest Entities

MBIA Corp. provides credit enhancement services to global finance clients through third-party special purpose vehicles (“SPVs”), which are used in a variety of structures insured by MBIA Corp. MBIA Corp. has determined that such SPVs fall within the definition of a variable interest entity (“VIE”) under FIN 46(R), “Consolidation of Variable Interest Entities.” Under the provisions of FIN 46(R), an entity is considered a VIE subject to possible consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE.

With respect to third-party SPVs, MBIA Corp. must determine whether it has variable interests in VIEs and if so, whether those variable interests would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. VIE assets and liabilities consolidated in MBIA Corp.’s financial statements at June 30, 2008 and December 31, 2007 are related to MBIA Corp.’s guarantee of certain VIEs. Such assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on the face of MBIA Corp.’s balance sheet. The assets and liabilities of these VIEs each totaled $1.3 billion at June 30, 2008 and $1.4 billion at December 31, 2007. Revenues and expenses related to third-party VIEs are primarily reported in “Net investment income” and “Interest expense”, respectively, on MBIA Corp.’s statements of operations and substantially net to zero. Third-party VIEs’ creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee policy provided to the VIE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTE 6: Fair Value of Financial Instruments

MBIA Corp.’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS 157. See “Note 2: Significant Accounting Policies” for a discussion of “Fair Value Measurement – Definition and Hierarchy.”

The following fair value hierarchy table present information about MBIA Corp.’s assets (including short-term investments) and liabilities measured at fair value on a recurring basis as of June 30, 2008:

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of June 30, 2008

		Fair Value Measurements at Reporting Date Using
In thousands	June 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments:
Fixed-maturity securities:
U.S. Treasury and government agency	$1,866,059	$1,073,561	$792,498	$—
Foreign governments	1,056,101	469,210	513,883	73,008
Corporate obligations	1,422,287	—	1,276,037	146,250
Mortgage-backed	1,323,629	—	1,315,407	8,222
Asset-backed	31,036	—	21,324	9,712
State and municipal bonds	5,676,029	—	5,676,029	—
Other investments	389,072	363,350	25,722	—
Derivative assets	843,799	—	—	843,799
Other assets:
Put options	257,218	—	257,218	—

Total assets	$12,865,230	$1,906,121	$9,878,118	$1,080,991

Liabilities:
Derivative liabilities	$4,748,361	$—	$2,811	$4,745,550

Level 3 Analysis

Level 3 assets were $1.1 billion as of June 30, 2008, and represented approximately 8.4% of total assets measured at fair value. Level 3 liabilities were $4.7 billion as of June 30, 2008, and represented approximately 99.9% of total liabilities measured at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

The following tables present additional information about Level 3 assets (including short-term investments) and liabilities measured at fair value on a recurring basis:

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Three Months ended June 30, 2008

In thousands	Balance, beginning of interim period	Realized gains / (losses)	Unrealized gains / (losses) included in earnings	Unrealized gains /(losses) included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net	Ending balance
Assets:
Foreign governments	$61,908	$—	$—	$(1,775)	$—	$12,875	$—	$73,008
Corporate obligations	161,708	54	—	(2,551)	—	(4,797)	(8,164)	146,250
Mortgage-backed securities	118,079	1,320	—	(4,489)	—	(30,569)	(76,119)	8,222
Asset-backed securities	10,318	—	—	(185)	—	(421)	—	9,712

Total assets	$352,013	$1,374	$—	$(9,000)	$—	$(22,912)	$(84,283)	$237,192

In thousands	Balance, beginning of interim period	Realized (gains) / losses	Unrealized (gains) /losses included in earnings	Unrealized (gains) / losses included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net	Ending balance
Liabilities:
Derivative liabilities:
Derivative contracts, net	$7,230,016	$(34,189)	$(3,327,124)	$—	$1	$33,047	$—	$3,901,751

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Six Months ended June 30, 2008

In thousands	Balance, beginning of year	Realized gains / (losses)	Unrealized gains /(losses) included in earnings	Unrealized gains /(losses) included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net	Ending balance
Assets:
Foreign governments	$36,917	$—	$—	$(288)	$—	$18,445	$17,934	$73,008
Corporate obligations	164,110	22	—	(4,120)	—	(11,198)	(2,564)	146,250
Mortgage-backed securities	60,182	1,320	—	(4,838)	—	48,937	(97,379)	8,222
Asset-backed securities	10,939	—	—	(438)	—	(789)	—	9,712

Total assets	$272,148	$1,342	$—	$(9,684)	$—	$55,395	$(82,009)	$237,192

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

In thousands	Balance, beginning of year	Realized (gains) / losses	Unrealized (gains) /losses included in earnings	Unrealized (gains) / losses included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net	Ending balance
Liabilities:
Derivative liabilities:
Derivative contracts, net	$3,653,215	$(67,655)	$249,979	$—	$1	$66,211	$—	$3,901,751

Net transfers out of Level 3 were $84 million and $82 million for the three and six months ended June 30, 2008. These net transfers were principally for available-for-sale securities where inputs, which are significant to their valuation, became unobservable or observable during the quarter. Foreign governments, corporate obligations and MBS constituted the majority of the affected instruments. The net unrealized gain related to the transfers in (out) of Level 3 as of June 30, 2008 was $5.1 million.

Gains and losses (realized and unrealized) included in earnings pertaining to Level 3 assets and liabilities for the three months ended June 30, 2008 are reported on the Consolidated Statements of Operations as follows:

In thousands	Unrealized gains (losses) on insured derivatives	Net realized gains (losses)	Net gains (losses) on financial instruments at fair value and foreign exchange
Total gains (losses) included in earnings related to changes in assets or liabilities for the period	$3,327,124	$35,563	$(1)
Total gains (losses) included in earnings related to assets and liabilities held at June 30, 2008	—	—	—

Total gains and losses included in earnings	$3,327,124	$35,563	$(1)

Gains and losses (realized and unrealized) included in earnings pertaining to Level 3 assets and liabilities for the six months ended June 30, 2008 are reported on the Consolidated Statements of Operations as follows:

In thousands	Unrealized gains (losses) on insured derivatives	Net realized gains (losses)	Net gains (losses) on financial instruments at fair value and foreign exchange
Total gains (losses) included in earnings related to changes in assets or liabilities for the period	$(249,979)	$69,107	$(1)
Total gains (losses) included in earnings related to assets and liabilities held at June 30, 2008	—	—	—

Total gains and losses included in earnings	$(249,979)	$69,107	$(1)

Valuation Techniques

U.S. Treasury and government agency

U.S. treasury securities are liquid and have quoted market prices. Fair value of U.S. treasuries is based on live trading feeds. U.S. treasury securities are categorized in Level 1 of the fair value hierarchy. Government agency securities include debentures and other agency mortgage pass-through certificates as well as to-be-announced (“TBA”) securities. TBA securities are liquid and have quoted market prices based on live data feeds. Fair value of mortgage pass-through certificates is obtained via a simulation model, which considers different rate scenarios and historical activity to calculate a spread to the comparable TBA security. Government agency securities use market-based and observable inputs. As such, these securities are classified as Level 2 of the fair value hierarchy.

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Foreign governments

The fair value of foreign government obligations are generally based on observable inputs in active markets. When quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are generally categorized in Level 2 of the fair value hierarchy. Bonds that contain significant inputs that are not observable are categorized as Level 3 while bonds that have quoted prices in an active market are classified as Level 1.

Corporate obligations

The fair value of corporate bonds is obtained using recently executed transactions or market price quotations where observable. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and diversity scores as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy. Corporate obligations may be classified as Level 1 if quoted prices in an active market are available.

Mortgage-backed securities and asset-backed securities

MBS and ABS are valued based on recently executed prices. When position-specific external price data is not observable, the valuation is based on prices of comparable securities. In the absence of market prices, MBS and ABS are valued as a function of cash flow models with observable market-based inputs (e.g. yield curves, spreads, prepayments and volatilities). MBS and ABS are categorized in Level 3 if significant inputs are unobservable, otherwise they are categorized in Level 2 of the fair value hierarchy.

State and municipal bonds

The fair value of state and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or CDS spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Other investments

Other investments include MBIA Corp.’s interest in equity securities (including exchange-traded closed-end funds) and money market mutual funds. Fair value of other investments is determined by using quoted prices, live trades, or valuation models that use market-based and observable inputs. Other investments are categorized in Level 1 or Level 2 of the fair value hierarchy.

Put Options

MBIA Corp. has access to Money Market Committed Preferred Custodial Trust (“CPCT”) securities issued in multiple trusts. MBIA Corp. can put the perpetual preferred stock to the trust on any auction date in exchange for the assets of the trusts. The put option, recorded at fair value, is internally valued using LIBOR/swap rates and MBIA Corp.’s credit spread. As all significant inputs are market-based and observable, put options are categorized in Level 2 of the fair value hierarchy.

Derivatives

The insured CDSs MBIA Corp. insures cannot be legally traded and do not have observable market prices. MBIA Corp. generally uses vendor-developed and proprietary models, depending on the type and structure of the contract, to estimate the fair value of its derivative contracts. Significant inputs into these models include collateral default probabilities, diversity scores and recovery rates. These derivatives are categorized as Level 3 of the fair value hierarchy as a significant percentage of their value is derived from unobservable inputs. Effective January 1, 2008, MBIA Corp. updated its methodology to include the impact of both the counterparty and its own credit standing. OTC derivatives in the insurance operations which are valued using industry standard models and market-based inputs (e.g. interest rate yields, spreads, volatilities) are classified as Level 2 within the fair value hierarchy unless MBIA Corp. is unable to determine that the inputs are market-based and observable (i.e. broker quotes).

Insured Derivative Valuations

MBIA Corp. insured derivative instruments as part of its core financial guarantee business, which represented the majority of MBIA Corp.’s notional derivative exposure. In most cases these derivative instruments do not qualify for the financial guarantee scope exception under SFAS 133 and, therefore, must be stated at fair value. In February 2008, MBIA Corp. decided to cease insuring credit derivative instruments except in transactions related to the reduction of its existing insured derivative exposure. Prior to this decision, MBIA Corp. insured credit derivatives that referenced primarily structured pools of cash securities and CDS. MBIA Corp. generally

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

provided credit default swap protection on the most senior liabilities of structured finance transactions, and at inception of the contract its exposure generally had more subordination than needed to achieve triple-A ratings from credit rating agencies (referred to as “Super Triple-A” exposure). The collateral for the insured derivatives are cash securities and CDSs referencing primarily corporate, asset-backed, residential mortgage-backed, commercial mortgage-backed and collateralized debt obligation securities.

Under a principal protection fund program, MBIA Corp.’s insurance operations guaranteed the return of principal to investors. Structurally, MBIA Corp. is protected by a portion of the portfolio that is rebalanced daily to match the present value of MBIA Corp.’s guarantee. As of June 30, 2008, the maximum amount of future payments that MBIA Corp. would be required to make under these guarantees was $177 million. MBIA Corp. has not made any payments to date relating to these guarantees and the mark-to-market gains (losses) on these derivatives for the years ended 2005, 2006 and 2007 were $0, reflecting the extremely remote likelihood that MBIA Corp. will incur a loss.

A portion of MBIA Corp.’s insured CDS contracts require that MBIA Corp. make payments for losses of the principal outstanding of contracts only once a predetermined deductible has been eroded through collateral losses. The total notional amount and maximum payment obligation under these contracts as of June 30, 2008 was $81 billion. Contracts executed in this manner largely consist of investment grade CDOs, structured commercial mortgage-backed securities (“CMBS”) pools and, to a lesser extent, multi-sector CDO-squared transactions. As of June 30, 2008, the Company had not made any payments on these transactions.

In determining the fair value, MBIA Corp. uses various valuation approaches with priority given to observable market prices when they are available. Market prices are generally available for traded securities and market standard CDSs but are less available or unavailable for highly-customized CDSs. Most of the derivative contracts MBIA Corp. insures are structured credit derivative transactions that are not traded and do not have observable market prices. Typical market CDSs are standardized, liquid instruments that reference tradable securities such as corporate bonds that also have observable prices. These market standard CDSs also involve collateral posting, and upon a default of the reference bond, can be settled in cash.

In contrast, MBIA Corp.’s insured CDS contracts do not contain the typical CDS market standard features as described above but have been customized to replicate its financial guarantee insurance policies. MBIA Corp.’s insured derivative instruments provide protection on a specified or managed pool of securities or CDS with a deductible or subordination level. MBIA Corp. is not required to post collateral, and upon default of the underlying reference obligation, it makes payments on a “pay-as-you-go” basis for any underlying reference obligation only after the subordination in a transaction is exhausted (except in the case of the insolvency of or payment default by MBIA Corp. when the contracts call for accelerated settlement).

MBIA Corp.’s payment obligations vary by deal and by insurance type. There are three primary types of policy payment requirements:

(i) timely interest and ultimate principal;

(ii) ultimate principal only at final maturity; and

(iii) payments upon settlement of individual collateral losses as they occur upon erosion of deal deductibles.

MBIA Corp.’s insured credit derivative policies are structured to prevent large one-time claims upon an event of default and to allow for payments over time (i.e. “pay as you go” basis) or at final maturity. Also, each insured CDS MBIA Corp. enters into is governed by a single transaction International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement relating only to that particular transaction/insurance policy. There is no requirement for mark-to-market termination payments, under most monoline standard termination provisions, upon the early termination of the insured CDS. However, these contracts generally have mark-to-market termination payments for termination events related to MBIA Corp.’s failure to pay or insolvency and some have other mark-to-market termination payments for events within our control, such as the sale of all or substantially all of the assets of MBIA Corp. An additional difference between MBIA Corp’s CDS and the typical market standard CDS is that there is no acceleration of the payment to be made under its insured CDS contract in the ordinary course of business unless MBIA Corp. elects to accelerate at its option. Furthermore, by law, these contracts are unconditional and irrevocable, and cannot be transferred to most other capital market participants as they are not licensed to write insurance contracts. Through reinsurance, the risk of loss (but not counterparty risk) on these contracts can be transferred to other financial guarantee insurance and reinsurance companies.

As a result of these differences, MBIA Corp. believes there are no relevant third-party “exit value” market observations for its insured credit derivative contracts. Accordingly, there is no principal market for such highly structured insured credit derivatives as described in SFAS 157. In the absence of a principal market, MBIA Corp. values these insured credit derivatives in a hypothetical market where the market participants include other monoline financial guarantee insurers that have similar credit ratings or spreads as MBIA Corp. Since there are no active market transactions in its exposures, MBIA Corp. generally uses vendor-developed and proprietary models, depending on the type and structure of the contract, to estimate the fair value of its derivative contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

MBIA Corp.’s insured CDS valuation model simulates what a bond insurer would charge to guarantee the transactions at the measurement date, based on the market-implied default risk of the underlying collateral and the subordination. Implicit in this approach is the notion that bond insurers would be willing to accept these contracts from MBIA Corp. at a price equal to what they could issue them for in the current market. The fee charged by financial guarantors is not an input into MBIA Corp.’s model, however, the model does effectively estimate the amount a financial guarantor would charge to assume an obligation at the measurement date. The estimate of the cost to transfer an obligation increases as the probability of default increases, due to any combination of increased underlying credit spreads, negative credit migration, lower assumed recovery rates, lower diversity, or loss of subordination.

The majority of MBIA Corp.’s transactions are valued using a probabilistic approach to price the risk associated with its exposure on the credit derivative contract. MBIA Corp. applies a Binomial Expansion Technique (“BET”) based model to the transaction structures to derive a probabilistic measure of expected loss for its exposure using market pricing on the underlying collateral within the transaction. At any point in time, the mark-to-market gain or loss on a transaction is the difference between the original price of risk (the original market-implied expected loss) and the current price of the risk. MBIA Corp. reports the net premiums received and receivable on written insured CDS transactions in “Realized gains (losses) and other settlements on insured derivatives”. Other changes in fair value of the derivative contracts (which is due primarily to changes in the underlying credit risk of the referenced obligations) are reported in the “Unrealized gains (losses) on insured derivatives”. See “Note 2: Significant Accounting Policies” for further information.

The BET was developed and published by Moody’s and provides an alternative to simulation models in estimating a probability distribution of losses on a diverse pool of assets. The model that MBIA Corp. uses has been modified from the Moody’s version as described below. The distribution of expected losses can then be applied to a specific transaction structure in order to size the expected losses of different risk exposure tranches within a structured transaction. MBIA Corp. uses the BET model, together with market price for the underlying collateral to estimate fair value of its insured credit derivatives.

The primary strengths of MBIA Corp.’s CDS modeling techniques are:

1) The model takes account of transaction structure and the key drivers of market value. The transaction structure includes par insured, weighted average life, level of subordination and composition of collateral.

2) The model is a well-documented, consistent approach to marking positions that minimizes the level of subjectivity since it was originally developed by Moody’s and has been modified by MBIA. The model structure, inputs and operation are well-documented so there are strong controls around the execution of the model. MBIA has also developed a hierarchy for market-based spread inputs that helps reduce the level of subjectivity, especially during periods of high illiquidity.

3) The model uses market inputs whenever they are available. The key inputs to the BET model are market-based spreads for the collateral, assumed recovery rates specific to the asset class and rating of the collateral, and diversity score. These are viewed by MBIA to be the key parameters that affect fair value of the transaction and, to the extent practicable, the inputs are market-based inputs.

Refer to “Assumptions” and “Inputs” sections below for further information.

The primary weaknesses of MBIA Corp.’s CDS modeling techniques are:

1)	There is no market in which to verify the fair values developed by MBIA Corp.’s model, and at June 30, 2008, the markets for the inputs to the model were highly illiquid, which impacts their reliability.

2)	There is diversity of approach to marking these transactions among the monolines.

3)	The averaging of spreads in MBIA Corp.’s model and use of a diversity factor rather than a more granular approach to modeling spreads and a dynamic correlation approach may distort results. Neither the data nor the analytical tools exist today to be more specific in MBIA Corp.’s calculation of fair value.

This approach is used to value almost all of the CDSs on tranched portfolios of credits (“portfolio CDS”) or on senior tranches of CDOs of the insured portfolio. Listed below are various inputs and assumptions that are key within this approach.

Assumptions

The key assumptions of the BET model include:

•	Collateral default probabilities are determined by spreads which are based on market data when available.

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

•	Collateral in the portfolio is generally considered on an average basis instead of modeling each piece of collateral separately.

•	Correlation is modeled using a diversity score, which is calculated based on rules regarding industry or sector concentrations.

•	Defaults are modeled such that they are spaced evenly over time.

•	Recovery rates are based on historical averages and updated as market evidence warrants.

The main modifications MBIA Corp. has made to the BET developed by Moody’s are that a) MBIA Corp. uses market credit spreads, when available and reliable, to determine default probability instead of using historical loss experience, and b) for collateral pools where the spread distribution is characterized by extremes MBIA Corp. models each segment of the pool individually instead of using an overall pool average.

Inputs

The specific model inputs are listed below, including how MBIA Corp. derives inputs for market credit spreads on the underlying transaction collateral, how MBIA Corp. determines credit quality (using a Weighted Average Rating Factor (“WARF”)), diversity estimation, and recovery rates.

•

Credit spreads – These are obtained from market data sources published by third parties (e.g. dealer spread tables for the collateral similar to assets within MBIA Corp.’s transactions) as well as collateral-specific spreads provided by trustees or obtained from market sources. If observable market credit spreads are not available or reliable for the underlying reference obligations, then market data is used that most closely resembles the underlying reference obligations, considering asset class, credit quality rating and maturity of the underlying reference obligations. This data is obtained from recognized sources and is reviewed on an ongoing basis for reasonableness and applicability to its derivative portfolio.

MBIA Corp. uses the following spread hierarchy in determining which source of spread to use, with the rule being to use CDS spreads where available. If not available, then MBIA Corp. uses cash security spreads.

1) Actual collateral specific credit spreads (if up-to-date and reliable market-based spreads are available, they are used).

2) Sector specific spreads (such as dealer provided spread tables by asset class and rating).

3) Corporate spreads (corporate spread tables based on rating).

4) Benchmark from most relevant spread source (if no specific spreads are available and corporate spreads are not directly relevant, an assumed relationship will be used between corporate spreads or sector specific spreads and collateral spreads).

For example, if current market based spreads are not available then MBIA Corp. utilizes sector specific spreads from spread tables provided by dealers or corporate cash spread tables. The generic spread utilized is based on the nature of the underlying collateral in the deal. Deals with corporate collateral use the corporate spread tables. Deals with asset-backed collateral use one or more of the dealer asset-backed tables as discussed below. If there are no observable market spreads for the specific collateral, and sector-specific and corporate spread tables are not appropriate to estimate the spread of a given type of collateral, MBIA Corp. uses the fourth alternative in its hierarchy. An example is tranched corporate collateral. In that case MBIA Corp. uses corporate spreads as an input and estimates the spread on the tranched position based on an assumed relationship to take account of the tranched structure. In each case the priority is to use information for CDS spreads if available, and cash spreads as a second priority.

Over time the data inputs can change as new sources become available or existing sources are discontinued or are no longer considered to be the most appropriate. It is the objective of MBIA Corp. to move to higher levels on the hierarchy whenever possible, but it is sometimes necessary to move to lower priority inputs because of discontinued data sources or assessments that the higher priority inputs are no longer considered to be representative of market spreads for a given type of collateral. This can happen, for example, if transaction volume changes such that a previously used spread index is no longer viewed as being reflective of current market levels. MBIA Corp. believes such a circumstance existed for CMBS collateral in insured CDSs during the first half of 2008. See section “Impact of Current Market Conditions on Data Inputs for CMBS Transactions” below for further discussions.

The process provides for a monthly update for the percentage of each type of collateral in each deal based on the most up-to-date reporting received from the respective trustees. Using the most recent monthly applicable market spread data based on the hierarchy above, MBIA Corp. then calculates a weighted average spread to be used in the valuation process: (i.e., the spread for each component of collateral is weighted by its percentage of total collateral to calculate the weighted average spread).

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

If collateral-specific spreads are not available, the WARF is used to determine the credit rating which is used to determine the appropriate spread. This is a 10,000 point scale designed by Moody’s where lower numbers indicate better ratings. Because the difference in default probability between AA1 and AA2 is much less than between B1 and B2, the ratings are not spaced equally on this scale. The WARF is obtained from the most recent trustee’s report or calculated by MBIA Corp. based on the credit ratings of the collateral in the transaction. In determining WARF, Moody’s ratings are used for collateral if they are available, and if not, then S&P and then Fitch ratings are used.

•

Diversity Scores – The diversity of industry or asset class is calculated internally, if not reported by the trustee on a regular basis. A lower diversity score will negatively impact the valuation for MBIA Corp.’s senior tranche since a low diversity score represents higher assumed correlation, increasing the chances of a large number of defaults, and thereby increasing the risk of loss in the senior tranche.

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Recovery Rate – Represents the percentage of par to be recovered from asset defaults. MBIA Corp.’s recovery rate assumptions are based on historical averages. MBIA Corp. uses rating agency data and adjusts the reported recovery rates to take account of specific collateral in the insured derivative. Recovery rates for residential mortgage-backed securities (“RMBS”) collateral in the multi-sector CDO portfolio were updated with lower levels in the first quarter of 2008 based on limited market observations. There were no changes to recovery rates in the second quarter of 2008.

The aggregate market value of the entire collateral pool is calculated based on market spreads. The BET model uses the above inputs (collateral spreads, diversity score and recovery rates) along with the transaction structure and subordination level to allocate the total value between the different tranches of the transaction. There can often be several tranches, including multiple subordinated tranches, and the BET can allocate values to each tranche. MBIA Corp. only uses the value ascribed to the most senior tranche that is insured by MBIA Corp. The level of subordination below MBIA Corp.’s exposure or credit tranche is a very significant factor that affects the estimated fair values of its exposure as subordination below its exposure absorbs all losses in the transaction’s underlying portfolio before any claim is made on its insurance policy. Most of MBIA Corp.’s insured structured credit derivatives had subordination at inception of the transaction that was in excess of the then requirements for the most senior triple-A rating within a transaction.

The assumed credit quality, the assumed credit spread for credit risk exclusive of funding costs and the appropriate reference credit index or price source are significant assumptions that, if changed, could result in materially different fair values. Accordingly, market perceptions of credit deterioration would result in the increase in the expected exit value (amount required to be paid to exit the transaction due to wider credit spreads).

The following table presents the net par outstanding as of June 30, 2008 and net unrealized gains (losses) on insured derivatives for the six months ended June 30, 2008 by fair value technique of all insured credit derivatives within MBIA Corp.’s insurance portfolio.

In millions	% of Net Par Outstanding	Net Par Outstanding	Net Unrealized Gains (Losses)
Binomial expansion valuation model	83.6%	$124,501	$(173)
Specific dealer quotes	0.5	734	(84)
Other	15.9	23,632	4

Total	100.0%	$148,867	$(253)

MBIA Corp. maintains an ongoing review of its valuation models and has ongoing control and cross-checking procedures for the approval and control of market and portfolio data inputs. During the first six months of 2008, MBIA Corp.’s review of its valuation approach primarily focused on the source of market credit spreads used in the valuation of its insurance credit derivatives portfolio to ensure that these spreads were indicative of the current market environment, of the asset class of the underlying reference obligations within each transaction, and of the current credit ratings of the underlying reference obligations.

Impact of Current Market Conditions on Data Inputs for CMBS Transactions

Approximately $36 billion of the gross par of transactions subject to SFAS 133 include substantial amounts of CMBS and commercial mortgage collateral. In 2007, the spreads implied by the pricing on the CMBX indices had been used for the spreads on the underlying collateral. In light of the current market conditions, MBIA Corp. believes that there was a significant disconnect in the first half of the year between cumulative loss expectations of MBIA Corp. and market analysts on underlying commercial mortgages and the loss expectations implied by the CMBX index or the CMBS spread tables MBIA Corp. had been using. Commercial mortgage securities were experiencing historically low default and loss rates, and all the transactions in MBIA Corp.’s portfolio also have performed in line with this, as well as continuing to be rated AAA.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Transaction volume in CMBS and trading activity in the CMBX were both at dramatically lower levels during the first half of the year than they had been in prior periods, and the implied loss rates on underlying mortgages in MBIA Corp.’s spread sources of these markets was far higher than that forecast by fundamental researchers and MBIA Corp.’s internal analysis. In addition, the implied illiquidity premium on the index, in the context of MBIA Corp.’s model, implied that monoline insurers would capture 100% of the changes in spread on the underlying collateral, which has not been the case in other periods of market illiquidity (since monoline insurers have “buy and hold” portfolios, spread changes that reflect illiquidity versus changes in perceived credit fundamentals typically are not reflected in pricing). As a result, the CMBX indices and the CMBS spread tables were deemed to be unreliable model inputs for the purpose of estimating fair value in MBIA Corp.’s hypothetical market among monoline insurers.

MBIA Corp.’s revised model input combines the expectations for CMBS credit performance as forecasted by the average of two investment banks’ research departments with the illiquidity premium implied by the CMBX indices. The relative spread levels and tranche structure of the CMBX indices were used to calculate spreads for each credit quality and vintage. The result was an analog index that was used as an alternative input in MBIA Corp.’s BET-based approach.

Nonperformance Risk Adjustment

In compliance with requirements of SFAS 157, effective January 1, 2008, MBIA Corp. updated its valuation methodology for insured credit derivative liabilities to incorporate MBIA Corp.’s own nonperformance risk. This was calculated by discounting at LIBOR plus MBIA CDS spreads the estimated market value loss on insured CDSs at June 30, 2008. This resulted in a pre-tax $6.5 billion reduction in the fair value of the derivative liability. Nonperformance risk is a fair value concept and does not contradict MBIA Corp.’s internal view, based on fundamental credit analysis, that MBIA Corp. will be able to pay all claims when due. For its ceded insured credit derivatives portfolio, MBIA Corp. also made credit valuation adjustments by incorporating the nonperformance risk of the reinsurer.

NOTE 7: Loss and Loss Adjustment Expense Reserves (LAE)

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: case basis reserves and an unallocated loss reserve. See “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s financial statements for the year ended December 31, 2007 for information regarding MBIA Corp.’s loss reserving policy. A summary of the case basis and unallocated activity and the components of the liability for loss and LAE reserves are presented in the following table:

In thousands	2Q 2008	1Q 2008
Case basis loss and LAE reserves:
Beginning balance	$1,329,863	$911,880
Less: reinsurance recoverable	107,783	82,041

Net beginning balance	1,222,080	829,839

Case basis transfers from unallocated loss reserve related to:
Current year	6,788	461,822
Prior years	8,380	47,814

Total	15,168	509,636

Net paid (recovered) related to:
Current year	94,313	3,948
Prior years	104,229	113,447

Total net (recovered) paid	198,542	117,395

Net ending balance	1,038,706	1,222,080
Plus: reinsurance recoverable	72,556	107,783

Case basis loss and LAE reserve ending balance	1,111,262	1,329,863

Unallocated loss reserve:
Beginning balance	212,515	434,543
Losses and LAE incurred	22,344	287,608
Transfers to case basis and LAE reserves	(15,168)	(509,636)

Unallocated loss reserve ending balance	219,691	212,515

Total	$1,330,953	$1,542,378

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

The unallocated loss reserve approximated $220 million as of June 30, 2008, which represents MBIA Corp.’s estimate of losses, associated with credit deterioration, that have occurred in MBIA Corp.’s insured portfolio but have not been specifically identified and is available for future case-specific activity. In the first six months of 2008, additions to case basis reserves related to MBIA Corp.’s insured exposure to prime, second-lien RMBS transactions consisting of home equity lines of credit and closed-end second-lien mortgages totaled $639 million. MBIA Corp. incurred $310 million of loss and loss adjustment expenses for the six months ended June 30, 2008. Of the $310 million, $45 million was based on MBIA Corp.’s loss factor of 14.5% of MBIA Corp.’s scheduled net earned premium and $265 million represented additional loss and loss adjustment expenses related to insured RMBS exposure.

Total net paid activity for the six months ended June 30, 2008 of $316 million primarily related to insured obligations within MBIA Corp.’s RMBS and manufactured housing sectors. MBIA Corp. had salvage and subrogation receivables of $223 million as of June 30, 2008 included in “Other assets.” Amounts due to reinsurers related to salvage and subrogation totaled $10 million as of June 30, 2008, and are included in “Other liabilities.”

NOTE 8: Income Taxes

Provision for Income Taxes

MBIA Corp.’s income taxes and the related effective tax rates for the three and six months ended June 30, 2008 and 2007 are as follows:

	Three months ended June 30
In millions	2008		2007
Pre-tax income from continuing operations	$3,742		$290
Provision for income taxes	1,323	35.3%	70	24.0%

	Six months ended June 30
In millions	2008		2007
Pre-tax income from continuing operations	$198		$568
Provision for income taxes	69	34.8%	144	25.3%

MBIA Corp.’s effective tax rate for the quarter was primarily a result of the mark-to-market net gains recorded on MBIA Corp.’s derivatives portfolio for the quarter end. For the six months ended June 30, 2008, MBIA Corp. has recorded mark-to-market net losses which are treated as a discrete items for purposes of calculating its full year effective tax rate. As such, the tax benefit related to the net mark-to-market losses for the six months ended June 30, 2008, calculated at the statutory tax rate of 35%, is an adjustment to the annual effective tax rate that MBIA Corp. has estimated for all other pre-tax income. Given its inability to estimate the mark-to-market losses for the full year of 2008, which directly affects MBIA Corp.’s ability to estimate pre-tax results and the related effective tax rate for the full year of 2008, MBIA Corp. believes that it is appropriate to treat the mark-to-market net losses as a discrete item for purposes of calculating the effective tax rate for the quarter. Further changes in the fair value of MBIA Corp.’s derivative portfolio during 2008 will impact MBIA Corp.’s annual effective tax rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Deferred Tax Asset, Net of Valuation Allowance

A valuation allowance is required to reduce a potential deferred tax asset when it is more likely than not that all or a portion of the potential deferred tax asset will not be realized. All evidence, both positive and negative, needs to be identified and considered in making the determination. Future realization of the existing deferred tax asset ultimately depends on the existence of sufficient taxable income of appropriate character (for example, ordinary versus capital) within the carryback or carryforward period available under the tax law.

Mark-to-market Adjustment on Credit Derivative Contracts

Approximately $1.4 billion of the net deferred tax asset was a result of the cumulative mark-to-market losses of $4.0 billion, primarily related to insured credit derivatives. MBIA Corp. established a deferred tax asset of $1.4 billion which is included in MBIA Corp.’s deferred tax asset of $821.2 million at June 30, 2008. MBIA Corp. believes that it is more likely than not that the deferred tax asset of $821.2 million will be realized as MBIA Corp. expects the mark-to-market losses to substantially reverse over time, at which point the related deferred tax asset will reverse. As such, no valuation allowance with respect to this item was established. In its conclusion, MBIA Corp. considered the following evidence (both positive and negative):

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Due to the long-tail nature of the financial guarantee business, it is important to note that MBIA Corp., even without regard to any new business, will have a steady stream of scheduled premium earnings with respect to the existing insured portfolio. MBIA Corp.’s announcement in February 2008 of a six-month suspension in writing new structured finance transactions and a complete exit from the insurance of credit derivatives would not have an impact on the expected earnings related to the existing insured portfolio (i.e. the “back-book” business). Although MBIA Corp. expects the majority of the mark-to-market adjustment to reverse at maturity, MBIA Corp. performed a taxable income projection in a hypothetical extraordinary loss/impairment scenario in which the entire cumulative mark-to-market adjustment to date became fully impaired triggering deductible losses for tax purposes. In this analysis, MBIA Corp. concluded that premium earnings, even without regard to any new business, combined with investment income, less deductible expenses, will be sufficient to recover the deferred tax asset of $821.2 million. Some of the other key assumptions were:

•	Hypothetical extraordinary loss/impairment of $3.9 billion which is equal to the cumulative mark-to-market losses to date on a MBIA Inc. consolidated basis;

•	Built-in taxable income of contingency reserve deductions under Section 832(e)(5) of the Internal Revenue Code;

•	A haircut applied to back-book earned premium on future installments based on recent data; and

•	Recoupment of net operating losses through a two-year carryback as permitted under the current tax law.

•

MBIA Inc.’s decision to eliminate the current dividend on its common stock and raise $1.6 billion in additional capital in January and February of 2008 and to contribute $486.5 million in capital to MBIA Corp. as well as MBIA Corp issuing long-term debt of $1.0 billion is not a result of lack of liquidity in terms of working capital but rather was to meet the ratings agencies’ additional capital requirement in order to preserve MBIA Corp.’s triple-A rating. While MBIA Corp. was not able to retain its triple-A rating, the downgrade does not have a material impact to its earnings on the back-book insured portfolio which MBIA Corp. believes will be sufficient to absorb losses in the event that the cumulative mark-to-market losses became fully impaired.

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MBIA Corp. believes that the recent ratings downgrade by S&P and Moody’s will not have a material impact to MBIA Corp’s earnings on its back-book insured portfolio. With respect to installment policies, MBIA Corp. generally does not have an automatic cancellation provision solely in connection with ratings downgrades. For purposes of projecting future taxable income, MBIA Corp. has applied a haircut to account for the cancellation of future installment premiums based on recent data. With regard to upfront policies, to the extent that the issuer chooses to terminate a policy, any unearned premium reserve with respect to that particular policy will be accelerated and earned (i.e. refundings).

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MBIA Corp. treats the CDS contracts as insurance contracts for U.S. tax purposes. MBIA Corp. provides an insurance wrap with respect to CDS contracts written by LaCrosse Funding Products LLC (“LaCrosse”). While LaCrosse’s financial information is consolidated into MBIA Corp.’s GAAP financial statements based on the FIN 46 criteria, MBIA Corp. does not hold any equity interest with respect to LaCrosse. MBIA Corp.’s income derived from the CDS contracts is treated as premium income for statutory income purposes. In the event that there is a default in which MBIA Corp. is required to pay claims on such CDS contracts, MBIA Corp. believes that the losses should be characterized as an ordinary loss for tax purposes and, as such, the event or impairment will be recorded as case reserves for statutory accounting purposes in recognition of the potential claim payment. For tax purposes, MBIA Corp. follows the statutory accounting principle as the basis for computing its taxable income. Because the federal income tax treatment of CDSs is an unsettled area of tax law, in the event that the Internal Revenue Service has a different view in which the losses are considered capital losses, MBIA Corp. may have to establish a valuation allowance against the deferred tax asset that would have a material adverse effect on MBIA’s financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

After reviewing all of the evidence available, both positive and negative, MBIA believes that MBIA Corp. has appropriately valued the recoverability of its deferred tax asset, net of the valuation allowance, as of June 30, 2008. MBIA Corp. continues to assess the need for additional valuation allowances as additional evidence becomes available.

Uncertain Tax Positions

MBIA’s major tax jurisdictions include the U.S., the United Kingdom (“U.K.”) and France. MBIA and its U.S. subsidiaries file a U.S. consolidated federal income tax return. U.S. federal income tax returns have been examined through 2005 by the Internal Revenue Service. The U.K. tax matters have been concluded through 2004. The former U.K. branch of MBIA Assurance S.A., which is now part of UK Insurance Ltd. is currently under inquiry for the 2005 tax year, which is expected to be concluded in the year-end of 2008. The French tax authority has concluded the examination through the 2003 tax year with the issue on the recognition of premium income for tax purposes pending resolution, as discussed below.

In April 2005, the French tax authority commenced an examination of the Company’s French tax return for 2002 and 2003. Upon completion of the audit, the Company received a notice of assessment in which the French tax authority has accelerated the manner in which the Company recognizes earned premium for tax purposes, contrary to the French statutory method. The Company has protested and has filed for an appeal with respect to the assessment and the Company’s position is currently under review. Due to the uncertainty surrounding the outcome of the examination, the Company accrued the potential tax liability relating to the French tax audit for all open tax years through 2007 prior to the adoption of FIN 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109”. The total amount accrued with respect to the uncertain tax position is approximately $23 million, as updated and the related interest and penalties is approximately $3 million, as updated. The Company is currently actively pursuing to resolve the matter within the next twelve months.

NOTE 9: Commitments and Contingencies

In the normal course of operating its businesses, MBIA Corp., may be involved in various legal proceedings.

MBIA Corp. has received subpoenas or informal inquiries from a variety of regulators, including the Securities and Exchange Commission, the Securities Division of the Secretary of the Commonwealth of Massachusetts, and other states’ regulatory authorities, regarding a variety of subjects, including disclosures made by MBIA Corp. to underwriters and issuers of certain bonds, the Warburg Pincus transaction, MBIA Corp.’s announcement of preliminary loss reserve estimates on December 10, 2007 related to MBIA Corp.’s RMBS exposure, disclosures regarding MBIA Corp.’s CDO exposure, MBIA Corp.’s communications with rating agencies, and the methodologies used by rating agencies for determining the credit rating of municipal debt. MBIA Corp. is cooperating fully with each of these regulators and is in the process of satisfying all such requests. MBIA Corp. may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future.

On July 23, 2008, the City of Los Angeles, California filed two complaints in the Superior Court of the State of California for the County of Los Angeles against the Company and certain other financial institutions and bond insurers alleging violations of California antitrust laws. The first complaint alleged the following violations by bond insurers, including the Company, AMBAC Financial Group, Inc., XL Capital Assurance Inc., ACA Financial Guaranty Corp., Financial Guaranty Insurance Company and CIFG Assurance North America, Inc.: (i) a conspiracy to promote a dual credit rating scale that misstated the credit default risk of municipal bond issuers and created market demand for municipal bond insurance, (ii) a fraudulent failure to disclose risk to the bond insurers’ credit worthiness due to subprime exposure and (iii) breach of bond insurance contracts by insuring subprime debt which jeopardized the bond insurers’ credit ratings. The second complaint, which named as defendants certain other financial institutions as well as bond insurers, including the Company, AMBAC Financial Group, Inc., Financial Security Assurance, Inc., Financial Guaranty Insurance Company and Security Capital Assurance Inc., alleged violations of California antitrust laws through bid-rigging in the sale of municipal derivatives to municipal bond insurers. On July 23, 2008, the City of Stockton, California also filed a complaint in the Superior Court of the State of California for the County of San Francisco against the bond insurers named in the first City of Los Angeles complaint alleging violations substantially similar to those alleged in that complaint.

There are no other material lawsuits pending or, to the knowledge of MBIA Corp., threatened, to which MBIA Corp. or any of its subsidiaries is a party.